Investor Presentation

October 2026

NASDAQ: ZENA

zenatech.com

Disclaimer and Safe Harbor Statement

This presentation and related comments by management of ZenaTech, Inc. include "forward-looking statements" within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management's expectations and projections regarding ZenaTech's growth, results of operations, performance, and business prospects and opportunities.

Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "aim", "seek", "is/are likely to", "believe", "estimate", "predict", "potential", "continue" or the negative of these terms or other comparable terminology intended to identify forward-looking statements.

Forward-looking information in this document includes, but is not limited to ZenaTech's expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Aqua, IQ Square, IQ Nano, IQ Quad, Interceptor P-1, ZenaDrone 2000, and IQ Glider; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech's anticipated cash needs and it's needs for additional financing; ZenaTech's intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech's expected business objectives for the next twelve months; ZenaTech's ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading "Risk Factors" in the Company's Form F-3, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the "SEC") on EDGAR through the SEC's website at www.sec.gov.

The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements' best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

This presentation includes financial information prepared in accordance with International Financial Reporting Standards ("IFRS"), as well as certain adjusted or non-IFRS financial measures such as EBITDA and adjusted EBITDA. These non-IFRS financial measures, which are not calculated or presented in accordance with IFRS have been provided as information supplemental and in addition to the financial measures presented in accordance with GAAP. Such non-IFRS financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the IFRS financial measures presented herein. The non-IFRS financial measures presented may differ from similar measures used by other companies. Please see the appendix for reconciliations of these non-IFRS measures to the nearest IFRS measure.

At a Glance

ZenaTech is a technology company building AI-autonomous drone platforms and the services that run on them – transforming commercial, government and defense workflows.

COMMERCIAL FOCUS

One of the few public drone companies serving commercial and enterprise customers at scale, while most publicly traded drone peers are focused primarily on defense (4)

Drone as a Service

- ZENA's Drone as a Service (DaaS) platform provides business and government customers with on-demand and subscription-based aerial data solutions
- ZENA's DaaS platform eliminates the need to own and maintain fleets by utilizing proprietary ZenaDrone AI technology for land surveying, infrastructure inspections, and precision agriculture

Enterprise Software

- ZENA's enterprise software business functions as a high-margin, recurring revenue generator that operates alongside our AI drone technology and Drone-as-a-Service (DaaS) sectors
- Our software solutions leverage multiple branded cloud solutions to capture multi-year contracts across government and commercial markets

Global Footprint

- Sales & operations: North America, Europe, the UAE, Asia and Australia
- New corporate offices opened in South Korea and the U.K. (Q2 2026)
- Manufacturing: UAE (Dubai), Arizona (U.S.), Taiwan
- Zena AI R&D division: Baton Rouge, Louisiana
- Federal engagement office: Washington, D.C. area
- Ukraine manufacturing & testing operations announced (Phoenix Aero)

PERFORMANCE & INDICATORS

$6.6M *Q2 26A Revenue +316% y/y*	**$12.5M** *H1 26A Revenue +425% y/y*
$9.1M *FY 25A Revenue +558% y/y*	**7** *Consecutive quarters of sequential revenue growth*
$258.5M (1) *Market Capitalization*	**201.2M** (2) *Shares Outstanding*
$105.5M (3) *Total Assets*	**$24.4M** (3) *Cash & Marketable Securities*

(1) Data as of October 5, 2026
(2) As of September 30, 2026; 201,157,883 shares outstanding; excludes super voting shares, preferred shares, warrants, and any options/RSUs
(3) As of June 30, 2026, per ZENA's Q2 2026 Form 6-K; C$ converted to US$ at C$1.4147 per US$1.00, the June 30, 2026 period-end rate
(4) 8 of 13 U.S.-listed drone / UAS peers (excl. diversified primes and passenger eVTOL) are defense-led by revenue mix or stated primary market: AeroVironment, AEVEX, AIRO, Ondas, ParaZero, Red Cat, Swarmer and XTEND
Source: S&P Capital IQ, Company management, SEC filings

Investment Highlights

ZenaTech is strategically positioned to build a scaled commercial drone operating platform engineered for underserved, high-growth markets, reinforced by accelerating enterprise demand and predictable, multi-year recurring service contracts.

- **I** — *Drone as a Service (DaaS) delivers on-demand aerial technology with zero upfront hardware costs, instantly scaling operational efficiency.*
- **II** — *Subscription-based Enterprise SaaS model drives highly predictable revenue streams and strong margins, providing clear visibility into cash flow generation.*
- **III** — *Vertically integrated drone operator — controlling manufacturing, software, and services to reduce costs and accelerate deployment.*
- **IV** — *Hyper-focused on high-growth, underserved markets where legacy processes create outsized opportunity for drone-led modernization.*
- **V** — *Organic revenue growth supported by strategic acquisitions of under-digitized field service firms rapidly expand market reach, while solidifying market position.*

Seasoned Leadership Team



Shaun Passley, PhD
Chairman & Chief Executive Officer

- Over 25 years in the software industry, including more than 10 years leading public companies
- Founder of ZenaTech; serves as both Chief Executive Officer and Chairman of the Board
- PhD, Business Management and MBA – Benedictine University
- LL.M. – Northwestern University; M.S. Information Technology – DePaul University; M.S. Product Design – Northwestern University



James Sherman, CPA
Chief Financial Officer

- 30 years as a Certified Public Accountant; graduated with honors from Northern Illinois University
- Began his career at a Fortune 500 telecommunications firm, advancing through senior finance roles
- Treasurer of a $3.5 billion division of Sprint Corporation, where he led a $50 million cost-saving initiative
- CFO of a $90 million national transportation and distribution company, leading a turnaround from potential bankruptcy to sale readiness
- Former CFO of Carry Corporation, a $250 million division of Mitsubishi Corporation



Sajjad Asif, P.Eng.
Chief Technology Officer

- 18 years of professional experience in software and drone technologies
- M.S. Software Engineering – Blekinge Tekniska Högskola, Sweden; MBA – AIOU, Pakistan; B.S. Computer Science – PUCIT, Pakistan
- Has held leadership positions across the ZenaTech group of companies, now focused on ZenaDrone solutions and integration
- Previously CTO and other senior technical roles at multiple European technology firms

Market Opportunity & Growth Strategy

Drone as a Service – Global Market Size[1]



2025
$32.08B
2034
$261.32B

26.3% *Compound annual growth rate, 2025–2034*

8.1x *Expansion in served market over the period*

Geographic Opportunity Split



51%
26%
20%
3%
The Americas (NA/SA)
APAC
Europe
Middle East & Africa

Growth Strategy

Unique Market Position

Unlike traditional drone makers who capture value only at the point of sale, ZENA generates recurring revenue by layering enterprise software, proprietary AI-driven analytics, and skilled drone pilots directly into existing customer workflows.

AI Technology Platform

Our advanced software offerings create a flywheel effect that accelerates high-margin, recurring subscription fees. This operational momentum is supported by our strategic acquisition framework, which allows us to capitalize on immediate market opportunities.

Operational Modernization

ZENA's automated drone systems replace legacy workflows with efficient, scalable operations across land surveying, infrastructure inspection, power washing, and agricultural spraying.

(1) Fortune Business Insights, Drone Services Market Size, Share & Industry Analysis: $32.08B in 2025, projected $261.32B by 2034 (25.52% CAGR, 2026–2034)
Source: Drone Life.com, Fortune Business Insights Research, Company management

Commercial Market Opportunity

Commercial Drone Services Market


TAM
$32.1B
Global drone services, 2025
SAM
$11.1B
North America, 2025
SOM
~$55M
Near-term revenue opportunity (1)

Commercial-First, At Scale

Most public drone companies focus on defense. ZENA is one of the few serving commercial and enterprise customers at scale – so revenue is here today, and defense is upside.

TAM – Global Drone Services

- $32.1B in 2025, growing to $261.3B by 2034 (25.5% CAGR, 2026–2034)
- Surveillance & inspection is the largest application (~34%); agriculture is ~24% of end use

SAM – North America Drone Services

- $11.1B in 2025 – 34.6% of the global market and the largest region
- ZENA's core commercial geography for DaaS and acquisitions

SOM – Near-Term Revenue Opportunity

- ~$55M: Q2 2026 revenue annualized (~$26M) plus ~$28M expected from signed acquisition offers
- ~0.5% of SAM – substantial headroom for roll-up and organic growth

(1) Illustrative, not guidance: Q2 2026 revenue × 4 plus ~C$40M expected revenue contribution from signed acquisition offers; C$ converted at C$1.4147 per US$1.00
Source: Fortune Business Insights (Drone Services Market report), Company management, SEC filings

Drone as a Service Value Creation Fly Wheel

ZENA TECH

- **Acquire** low tech, undigitized field-service companies
- **Deploy drones** in workflow, automation & digitization
- **Lower cost per job** + higher throughput, centralized functions
- **Add AI data & analytics,** increase pricing/value
- **DaaS model**-increase recurring revenue & margins
- **Expand portfolio of services** per location expertise & cross-sell
- **Improve AI & workflows** analysis at scale

DRONE AS A SERVICE .COM by ZENADRONE

The Drone as a Service Platform

An AI autonomy platform sold as a service to business and government – the customer buys the outcome, not the aircraft.

How It Works

01 Contract

The customer subscribes to an annual DaaS membership or books work on a pay-per-use, per-job basis. No aircraft purchase, no fleet on the balance sheet.

02 Execute

ZenaTech-owned drones, flown by our licensed pilots under our operating authority, complete the survey, inspection, wash or inventory count on site.

03 Deliver

AI analytics turn the captured data into the deliverable – survey files, inspection findings, inventory counts – handed back into the customer's existing workflow.

What the Customer No Longer Carries

Capital investment
No drone fleet to purchase, finance, insure or depreciate – spend moves from capex to opex.

Pilots & training
No need to recruit, certify or retain licensed drone pilots; ZenaTech supplies the crew.

Maintenance & downtime
Servicing, spares, battery cycles, replacement and software updates all sit with ZenaTech.

Regulatory burden
Airspace authorizations, operating certificates and compliance are managed by ZenaTech.

MONETIZATION

- ✓ Annual subscription membership
- ✓ Usage / per-job fee
- ✓ Drone management fee
- ✓ Hardware & software customization
- ✓ Data and analytics services

Markets Served

Land Surveys



Infrastructure Inspection



Power Washing



Precision Agriculture



**For Illustrative Purposes Only*

Product Portfolio

Commercially Deployed



IQ Quad

Size 73 × 74″

Land surveying, construction, urban planning and public works.



IQ Square

Size 40 × 40″ and 50 × 50″

Line-of-sight inspection, maintenance, urban planning and public works.



IQ Nano

Size 20 × 20″ and 30 × 30″

Indoor inventory management, indoor security and surveillance, facility and maintenance inspections.



IQ Aqua

Size 475 × 338 × 254 mm

Covert underwater ISR and surveillance, mine detection and countermeasure support, port and harbor threat detection.



ZenaDrone 1000

Size 7 × 12″

Defense inspection, surveillance, reconnaissance, cargo and border patrol; precision agriculture spraying and scanning.

Development Pipeline

ZenaDrone 2000

AI-powered autonomous drone designed for aerial surveillance, threat detection and neutralization.

- *Airspace Monitoring & Detection*
- *Base & Infrastructure Surveillance*
- *Threat Tracking*

IQ Glider

Autonomous maritime launch and refueling station designed for coastal surveillance and counter-drone deployment.

- *Coastal & Port Security*
- *Maritime Drone Defense*
- *Sea-based Deployment*

Interceptor P-1

One-way, low-cost autonomous drone designed for mid-air interception of hostile UAVs.

- *Autonomous Drone Interception*
- *Swarm Neutralization*
- *Point Defense for Critical Assets*

Government and Defense

$13.4B *U.S. Department of War FY2026 autonomy budget (1)*

$88.0B *Global military drone market by 2030 (2)*

Certification Pathway

- Blue UAS certification advancing for ZenaDrone 1000, IQ Square and IQ Nano
- IQ Quad land survey drone submitted for Blue UAS certification
- Opens eligibility for DoD and federal agency procurement and contracts

Washington, D.C. Presence

- D.C.-area office established for direct federal engagement
- Planned field testing and live capability demonstrations
- Positioned against expanding U.S. defense budgets for American-made drones

Customer Trials Underway

- Completed paid trials with the U.S. Air Force and U.S. Navy
- ZenaDrone platforms at pilot stage for ISR, cargo logistics and inventory management
- Proprietary DroneNet communications system on the ZD 1000

Counter-UAS Build-Out

- Counter-UAS defense systems currently in prototype
- Zena AI R&D division established in Baton Rouge, Louisiana
- Ukraine manufacturing and field-testing operations announced with Phoenix Aero (Western Ukraine)



**For Illustrative Purposes Only*

Why it matters now

U.S. restrictions on foreign-made drones are removing incumbent supply at the same moment federal autonomy budgets are expanding. Certification and U.S. manufacturing are the two gates – both are in progress.

(1) FY2026 DoD budget request for autonomy and autonomous systems, per senior defense official briefing as reported by DefenseScoop (June 26, 2025)
(2) Grand View Research, Military Drone Market Size, Share & Trends Analysis Report, 2024–2030 (August 2024); $36.14B in 2023, 13.6% CAGR (2024–2030)

Manufacturing & Supply Chain

ZENA TECH

22,000 sq ft
UAE facility, expanded twice since 2022

10–15 / month
ZenaDrone 1000 production capability

25+ / month
IQ Nano / IQ series production capability

4 locations
UAE, Arizona, Taiwan – Ukraine announced

Manufacturing by Location

Production

Dubai, UAE

- Established 2022, expanded twice to 22,000 sq ft
- Primary production site for ZenaDrone 1000 and IQ series
- 10–15 ZD 1000 and 25+ IQ series units per month

Commissioning

Arizona, US

- R&D, sales and aerial testing facility
- Commissioning as a manufacturing site for U.S. domestic and military drones
- The route to a U.S.-made platform for federal procurement

Components

Taipei, TWN

- Established 2024, expanded 2025
- U.S. military-compliant supply chain and components
- Cameras, sensors, motors and printed circuit boards

Announced

Western Ukraine

- Manufacturing and testing operations announced with Phoenix Aero, a Western Ukraine-based company
- Intended to support manufacturing and testing of counter-UAS solutions

Pathway to a US-Manufactured and Defense Compliant Platform

01 Compliant components
Spider Vision Sensors (Taiwan) supplies U.S. military-compliant cameras, sensors, motors and PCBs

►

02 U.S. assembly
Arizona facility commissioned for domestic and military drone manufacture

►

03 Certification
Blue UAS certification in progress for ZD 1000, IQ Square and IQ Nano; IQ Quad submitted

►

04 Federal procurement
Eligible to bid U.S. defense and agency programs for American-made autonomous systems

Technology & Intellectual Property

Granted Patents

4 patents covering drone design and attachments



2 Patents – Drone Design
ZenaDrone 1000, including the interchangeable sensor nose cone

2 Patents – Drone Attachments
Drone with extendable and rotatable wings and multiple accessories securing panel; charging / re-charging drone assembly systems and apparatus pad







Patent figures for graphic reference only

Vertical integration as IP
Spider Vision Sensors gives ZenaTech in-house control of cameras, sensors, motors and PCBs – protecting both margin and defense supply-chain compliance.

Technology Stack

DroneNet
Proprietary communications system, deployed on the ZenaDrone 1000 – the backbone for autonomous fleet coordination.

AI autonomy & analytics
Mission autonomy, object detection and analysis at scale; the analytics layer that converts captured flight data into a billable deliverable.

Enterprise SaaS software
Multiple in-house software brands with longstanding business and government customers; core in-house software engineering capability.

Zena AI R&D – Baton Rouge, LA
Dedicated division for advanced defense AI applications, AI drone fleets and next-generation applications.

Owning every layer – comms, autonomy, analytics, and software – lets ZenaTech turn flight hours into recurring, high-margin data products competitors have to buy in.

Future Potential Catalysts

2H 2026	1H 2027	2H 2027	2028+
Certify, close, commission	*Scale DaaS, launch counter-UAS*	*Federal procurement entry*	*AI fleets & next-gen platforms*

Expected Timing	Initiative	Ownership	Expected Outcome
4Q 2026 – 1Q 2027	Close signed offers for land survey and geospatial firms across the U.S., Canada and Australia	Corporate Development	~$28M expected combined revenue contribution (1); expands DaaS locations and service lines
4Q 2026	Commission Arizona manufacturing for U.S. domestic and military drones	Operations	U.S.-made platform for defense and federal demand
4Q 2026	Integrate drones across newly acquired field-service businesses	DaaS Operations	Organic margin expansion and recurring revenue mix shift
1Q 2027	Complete Blue UAS certification (ZD 1000, IQ Square, IQ Nano, IQ Quad) and secure procurement-list inclusion	Defense & Regulatory	Eligibility to bid U.S. federal and DoD contracts
1H 2027	Advance counter-UAS portfolio: ZenaDrone 2000, IQ Glider, Interceptor P-1	Product & Zena AI R&D	Entry into the $88.0B military drone market (2)
1H 2027	Stand up Ukraine counter-UAS manufacturing and field testing with Phoenix Aero	Operations & Defense	Combat-proven validation and European production base
ONGOING	Advance Zena AI and R&D: AI drone fleets, next-gen applications, quantum computing	Zena AI R&D – Baton Rouge, LA	Widening technology moat and higher-value analytics revenue

(1) Management estimate of combined annual revenue of targets under signed offers (~C$40M at C$1.4147 per US$1.00); subject to definitive agreements and closing conditions
(2) Grand View Research, Military Drone Market Report (2024–2030 forecast)

Financial Overview

Abbreviated Statement of Comprehensive Loss, $USD	FY 2025	Q1 2026	Q2 2026 (5)	H1 2026
Revenue				
Drone as a Service	$7,143,376	$5,522,345	$6,100,213	$11,622,558
Software as a Service	$1,984,158	$416,948	$496,441	$913,389
Total Revenue	$9,127,534	$5,939,294	$6,596,654	$12,535,948
Wages and Benefits	($9,487,406)	($5,983,239)	($8,549,724)	($14,532,962)
Stock-based Compensation (1)	($2,267,962)	($6,272,885)	($47,554)	($6,320,440)
Depreciation and Amortization	($1,542,207)	($972,282)	($861,538)	($1,833,820)
All Other Operating Expenses (2)	($13,729,886)	($7,957,344)	($12,620,380)	($20,577,723)
Total Operating Expenses	($27,027,461)	($21,185,750)	($22,079,196)	($43,264,945)
Net Operating (Loss)	**($17,899,927)**	**($15,246,456)**	**($15,482,542)**	**($30,728,998)**
Other (Expenses) and Income, Net (3)	($14,063,085)	($3,520,707)	($453,626)	($3,974,333)
Net (Loss) Before Comprehensive (Loss)	**($31,963,013)**	**($18,767,163)**	**($15,936,168)**	**($34,703,331)**
Foreign Currency Translation Reserve	($709,538)	($463,970)	$1,016,314	$552,343
COMPREHENSIVE (LOSS)	**($32,672,551)**	**($19,231,133)**	**($14,919,854)**	**($34,150,987)**

***Adjusted EBITDA Reconciliation* (4)**				
Operating Loss	($17,899,927)	($15,246,456)	($15,482,542)	($30,728,998)
Depreciation and Amortization	$1,542,207	$972,282	$861,538	$1,833,820
EBITDA	**($16,357,720)**	**($14,274,174)**	**($14,621,004)**	**($28,895,178)**
Stock-based Compensation	$2,267,962	$6,272,885	$47,554	$6,320,440
ADJUSTED EBITDA	**($14,089,759)**	**($8,001,289)**	**($14,573,449)**	**($22,574,738)**


*For Illustrative Purposes Only

(1) FY 2025 combines stock-based compensation of $2,041,777 and stock issued for services of $226,183; Q1 2026 includes $6,214,569 of preferred and super voting shares issued to CEO
(2) Sales and marketing, programming and support fees, professional fees, and general, administrative and other
(3) Primarily finance expenses of $14,050,526 (FY 2025) and $3,593,271 (Q1 2026), largely non-cash loan derivative expense on convertible debt (~87% of Q1 2026 finance expense was non-cash); H1 2026 also includes a $2,720,064 change in fair value of warrant liabilities
(4) EBITDA and Adjusted EBITDA are non-IFRS measures calculated internally and not reported by the Company
(5) Q2 2026 derived as H1 2026 (six months ended June 30, 2026, per Q2 2026 6-K) less Q1 2026
Note: C$ converted to US$ at C$1.4147 per US$1.00, the June 30, 2026 period-end rate per ZENA's Q2 2026 6-K; all periods shown at this rate

Balance Sheet

As of June 30, 2026, $USD

ASSETS	
Current Assets	
Cash	$8,648,660
Marketable Securities	$15,791,955
Accounts Receivable, Net	$3,637,395
Short-term Advance to Affiliate	$7,934,457
Inventory of Drone Components	$3,110,178
Other Current Assets	$2,088,727
Total Current Assets	$41,211,372
Property, Plant & Equipment, Net	$12,176,823
Right of Use Assets	$5,547,245
Note Receivable from Affiliate	$241,641
Long-Term Advance to Affiliates	$12,720,262
Capital Advance	$1,880,152
Loan Initiation Fees	$2,187,935
Product Development Costs, Net	$5,607,761
Intangibles	$9,783,492
Goodwill	$13,243,226
Other Long-Term Assets	$913,930
Total Long-Term Assets	$64,302,468
TOTAL ASSETS	**$105,513,840**



LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts Payable and Accrued Liabilities	$6,691,524
Warrant Liability	$11,795,516
Contract Liabilities	$1,261,202
Lease Liability	$1,129,860
Current Portion of Loans Payable	$3,140,922
Total Current Liabilities	$24,019,025
Long-term Lease Obligation	$4,582,953
Loans Payable	$12,325,835
Total Long-Term Liabilities	$16,908,788
TOTAL LIABILITIES	**$40,927,813**
TOTAL STOCKHOLDERS' EQUITY	**$64,586,027**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$105,513,840**

Note: C$ converted to US$ at C$1.4147 per US$1.00, the June 30, 2026 period-end rate per ZENA's Q2 2026 6-K; all periods shown at this rate

Capitalization & Liquidity Summary

As of September 30, 2026

Highlights

ZENA ended Q2 2026 with a cash balance of $8.6M ($24.4M including marketable securities) and working capital of $17.2M

We believe our existing cash balance, operating cash flows, and other sources of liquidity provide adequate funds to fuel growth including:

→ Continued operations & working capital requirements

→ Planned capital expenditures

→ Potential cash required for future M&A activities






DRONE
Survey Crew

*For Illustrative Purposes Only

Capital Structure

Common Shares Outstanding (1)	201.2M
Preferred Shares Outstanding (2)	*27.6M*
Warrants Outstanding (3)	*13.4M*
Share Price (4)	$1.27
Market Capitalization (4)	$258.5M
LTM Trading Range (4)	$1.24 – $6.69
90-Day Average Daily Volume (4)	3.28M

Liquidity

Cash & Marketable Securities (5)	$24.4M
Working Capital	$17.2M
Debt (6)	$15.5M
Stockholders' Equity	$64.6M

(1) As of September 30, 2026; 201,157,883 shares outstanding; excludes super voting shares, preferred shares, warrants, and any options/RSUs
(2) Preferred shares have a stated value of $3.00 per share, are non-voting, and each preferred share is convertible into three common shares; as of June 30, 2026
(3) Warrant data as of June 30, 2026; 22,100 warrants are currently in the money
(4) Data as of October 5, 2026
(5) As of June 30, 2026; includes approximately $15.8M of marketable securities
(6) As of June 30, 2026; loans payable only; excludes leases and $11.8M warrant liability
Note: C$ converted to US$ at C$1.4147 per US$1.00, the June 30, 2026 period-end rate per ZENA's Q2 2026 6-K

NASDAQ: ZENA

zenatech.com

Contact Information:

Linda Montgomery
VP, Corporate Development
investors@zenatech.com